Robert B. Macaulay

305-530-4026 Direct Dial

rmacaulay@carltonfields.com

November 14, 2018

VIA EDGAR AND FEDEX

Division of Corporation Finance
Office of Electronics and Machinery
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Imaging Diagnostic Systems, Inc.
Registration Statement on Form 10
Filed August 28, 2018
File No. 000-26028

Ladies and Gentlemen:

On behalf of our client, Imaging Diagnostic Systems, Inc., (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, please find a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form 10 of the Company (the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. David Fong, the Company’s Chief Financial Officer, dated October 25, 2018, from the staff of the Commission (the “Staff”). For your convenience we are also providing copies of Amendment No. 2, marked to show changes against the Registration Statement, to each of Caleb French, Heather Percival, Jeanne Bennett and Gary Todd.

The numbered paragraphs below set forth the Staff’s comments together with our response to each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Form 10 Amended October 5, 2018

Breast Cancer, page 2

1.	We note your revisions in response to prior comment 5. However, given you do not have marketing clearance and do not appear to have made sales in that jurisdiction, it remains unclear how you determined you will achieve significant market penetration in China. Please tell us how the research and contacts provided by Viable affiliates led to your belief. For example, did major hospitals indicate they are seeking a product like the one you intend to sell there? Also tell us any other basis for your belief.

The Company believes that it will achieve significant market penetration in China based on the extensive market research and planning done by the Company’s affiliate Xi’an IDI, which is the Company’s exclusive manufacturer and distributor for the Chinese market.

Xi’an IDI has set up a strong sales team with clinical support doctors and experienced sales and service staff. It has established contact with many key distributors in the country, focusing on seven provinces with 25 major hospitals and an aggregate population of approximately 370 million.

IDSI believes that its timing is good as recent Chinese healthcare policies have increasingly focused on women’s health and breast cancer awareness.

In eight provinces of China Shanghai, Hubei, and others there are medical reimbursement codes available already for the CTLM® due to prior efforts of the Company through Xi’an IDI with SFDA and promotion of the CTLM® in China.

From October 29 through November 1, 2018, Xi’an IDI participated in the 80th China International Medical Equipment Fair (CMEF) sponsored by the National Pharmacy Group of Shandong Province. This was the first time that the China-manufactured CTLM® was presented in an exhibition at the CMEF. The Company believes that the CTLM® was well-received at the CMEF.

Based on the innovative technology and potential applications of the CTLM and the efforts Xi’an IDI has made in the last few months, the Company is confident that it can be successful in the Chinese market.

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Historical Overview, page 2

2.	We note your response to prior comment 3. Please tell us whether the potential exists that the CFDA could delay closing the review by the disclosed time. For example, can the CFDA request information from you and not count the time it takes to comply when calculating its expected end of processing? If there is a material risk that CFDA clearance could take longer to obtain than is disclosed, please highlight this in your registration statement.

The Company does not believe that there is a material risk that CFDA clearance could take longer than is disclosed in Amendment No. 1 to the Form 10.

The Company’s CFDA application has now formally entered the CFDA administrative approval stage because (i) on October 8, 2018, the Company passed the medical device production quality management on-site inspection, and (ii) on October 26, 2018, the Company passed the medical device technical review.

From the date the Company passed the medical device technical review, CFDA should issue its decision regarding the safety and efficacy of the CTLM® within 20 business days per the National Food and Drug Administration Bureau Order no. 4, Article 36.

Once the safety and efficacy decision is made, the registration certificate reflecting CFDA marketing clearance should be issued within 10 business days.

Since the CTLM® has met the key safety and efficacy requirements of CFDA registration, the Company does not expect any material delay in obtaining CFDA marketing clearance for the CTLM®.

CTLM, page 7

3.	We note your revised disclosure in response to prior comment 6. Please clarify whether your Physician Console and Physician Workstation require regulatory clearances outside of those required for your CTLM product before marketing.

The Physician Console and Physician Workstation are components within the CTLM® and therefore do not require regulatory clearance outside of those required for the device itself.

Government Regulation and Approvals, page 10

4.	We note your revisions in response to prior comment 7. Given your added disclosure on page 11 that you intend to formulate a plan regarding PMA through the FDA in 2019, please address those portions of prior comment 7 that apply to your plans. For example, your disclosure should clarify what the FDA’s PMA process entails and what types of trials or data you will have to provide.

The Company has revised its disclosure on pages 12-13 in response to the Staff’s comment.

Intellectual Property, page 16

5.	We note your response to prior comment 13. Please reconcile your statement that you intend to file for patents regarding your CTLM product with your added disclosure that you do not believe additional patents are needed.

The Company has revised its disclosure on pages 17 and 18 in response to the Staff’s comment.

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Patents and Intellectual Property, page 16

6.	We note your revisions in response to prior comment 12. Please expand your response to describe how the shift from patent protection to other protections may impact your business. For example, it is unclear whether “trade secrets and confidential procedures and processes” will provide as much protection as your previous focus and how the shift could impact your competitive standing.

The Company has revised its disclosure on pages 17 and 18 in response to the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments to look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 305-530-4026 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Robert B. Macaulay
Robert B. Macaulay

cc: David Fong

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